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SEC FILE NUMBER
8-69161

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DriveWealth, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

15 Exchange Place, Suite 1010
(No. and Street)

Jersey City	New Jersey	07302
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Patrick Guerin	845-642-2974	pguerin@drivewealth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Grant Thornton LLP
(Name – if individual, state last, first, and middle name)

757 Third Ave., 9th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

09/24/2003	248
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Michael Dugan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DriveWealth, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Michael J Dugan

Title: Chief Financial Officer

M. Rosado

Notary Public

MARCOS ROSADO
Notary Public, State of New Jersey
My Commission Expires Mar 18, 2027

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DRIVEWEALTH, LLC

Statement of Financial Condition

December 31, 2022

DRIVEWEALTH, LLC
FINANCIAL STATEMENTS
INDEX
DECEMBER 31, 2022

GRANT THORNTON LLP
757 Third Ave., 9th Floor
New York, NY 10017-2013

D +1 212 599 0100
F +1 212 370 4520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
DriveWealth, LLC

Opinion on the financial statements
We have audited the accompanying statement of financial condition of DriveWealth, LLC (a New Jersey corporation) (the “Company”) as of December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Grant Thornton LLP

We have served as the Company’s auditor since 2023.

New York, New York
May 31, 2023

DRIVEWEALTH, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

ASSETS		
Cash	$	106,305,820
Cash segregated under federal and other regulations		21,297,185
Securities owned, at fair value		455,333
Receivable from brokers, dealers, and clearing organizations		4,868,143
Receivable from non-brokers		3,778,764
Receivable from customers		1,803,453
Receivable from others		1,837,140
Receivable from affiliates		4,311,059
Clearing deposits		26,378,424
Investments in fractional shares held by customers		294,410,009
Securities purchased under resale agreement		216,228,527
Cash collateral received		4,181,355
Securities borrowed		929,681
Other assets		1,511,612
Total assets	$	688,296,505
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Payable to broker and dealers - PAB security account	$	5,297,185
Payable to customers		11,734,023
Payable to brokers, dealers, and clearing organizations		419,381
Payables to non-brokers		496,105
Payables to affiliates		155,652
Accounts payable, accrued expenses and other		3,900,472
Repurchase obligation for investments held by customers		294,410,009
Securities sold under resale agreements		216,228,527
Obligations to return cash collateral		4,181,355
Obligations to return collateral		1,277,600
Total liabilities		538,100,309
Member's Equity		150,196,196
Total Liabilities and Member's Equity	$	688,296,505

See Accompanying Notes to the Financial Statements

DRIVEWEALTH, LLC
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

DriveWealth, LLC (the “Company”) was formed in New Jersey in 2012 and is wholly owned by DriveWealth Holdings, Inc. (the “Parent”). The Company is a broker-dealer registered with the Securities and Exchange Commission (“SEC”), is a member of the Financial Industry Regulatory Authority (“FINRA”), and the Securities Investor Protection Corporation (“SIPC”). The Company is also registered with 53 U.S states and territories and is a member of the National Futures Association and is registered as an introducing broker with the Commodity Futures Trading Commission. The Company is subject to the provisions of SEC Rule 15c3-1 and SEC Rule 15c3-3.

The Company operates as an agency business retailing corporate equity securities providing an API – driven brokerage infrastructure platform to allow the user customer base of correspondent broker-dealers and investment advisors (collectively referred to as “Partners”) to trade equity securities and exchange traded funds. The Company is a self-clearing DTC Member but also clears its business on an omnibus basis with other clearing brokers including RBC Capital Markets, LLC; Wedbush Securities, Inc.; Axos Clearing, Inc.; and Velox Clearing, Inc. (the “Clearing Brokers”).

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) as detailed in the Financial Accounting Standards Board’s Accounting Standards Codification (“ASC”).

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Certain amounts included in the financial statements are estimated based on currently available information and management's judgment as to the outcome of future conditions and circumstances. Changes in the status of certain facts or circumstances could result in material changes to the estimates used in the preparation of financial statements and actual results could differ from the estimates and assumptions.

Fair Value of Financial Instruments

Generally accepted accounting principles require disclosing the fair value of financial instruments to the extent practicable for financial instruments, which are recognized or unrecognized on the balance sheet. The fair value of the financial instruments disclosed herein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement. In assessing the fair value of these financial instruments, the Company used a variety of methods and assumptions, which were based on estimates of market conditions and risks existing at that time. Securities available for sale are to be carried at fair value.

For certain instruments, including cash, accounts receivable, accounts payable and accrued expenses, it was estimated that the carrying amount approximated fair value for the majority of these instruments because of their short maturity.

Revenue Recognition

Clearing, Execution, and Other Fees

Clearing fee revenue is earned for execution and clearing services that may be in the form of fixed monthly account/maintenance fees, and variable transaction related fees. The performance obligation is satisfied on the execution of customer transactions and recognized on a trade-date basis.

Commissions

Commissions on trades executed on behalf of customers relate to securities traded on exchanges registered with the SEC. Billings to customers for transaction charges are based on usage and access fees and ticket fees. The performance obligation is satisfied on the execution of customer transactions and recognized on a trade-date basis.

Order Flow

The Company receives orders from its counterparties. The orders are received through the firm's order gateway and handled by the firm's order management system ("OMS"). Based on the conditions of the order type (e.g., market, limit, notional, etc.) it then routes full share orders to one of the Company's executing brokers. The majority of the orders are routed to DriveWealth Institutional, LLC ("Institutional"), an affiliate, which can either route to an exchange, market-maker, or principally facilitate that execution. The Company receives compensation from Institutional for either the sale of order flow or a percentage of internalized trading profit spread.

Interest Revenue

The Company earns interest income primarily from client margin loans, deposit balances and securities lending activities. We incur interest expense in connection with our revolving credit facilities.

Other Revenue

Other revenue includes miscellaneous administrative fees, such as custody and support fees, for customer accounts. The performance obligations are satisfied over the period that services are provided.

Cash and Cash Equivalents

The Company considers short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less, to be cash equivalents. The Company maintains cash and cash equivalents in a bank deposit accounts, which at times may exceed the federally insured limits. The Company has not experienced any losses in such accounts, and it believes it is not exposed to any significant credit risk on these cash accounts. The Company held no cash equivalents as of December 31, 2022.

Cash Segregated Under Federal and Other Regulations

The Company is required to segregate cash for the exclusive benefit of customers, as defined SEC Rule 15c3-3, and proprietary accounts of broker-dealers ("PAB") in accordance with the provisions of Rule 15c3-3 under the Exchange Act. The Company calculates weekly, as of the close of the last business day of the week, and deposits no later than one hour after the opening of banking business on the second following business day, the PAB Reserve Requirement as well as the Special Reserve Requirement for the Exclusive Benefit of Customers. We continually review the credit quality of our counterparties and have not experienced a default. As a result, we do not have an expectation of credit losses for these arrangements.

Securities Borrowing and Lending

The Company operates a securities lending program that allows eligible customers to lend certain fully-paid securities. The Company will lend such securities to other market participants that wish to borrow for short selling or other purposes. Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received and carried at amortized cost or at fair value. The cash collateral received from

the borrower is deposited in a separate trust account titled for the benefit of the underlying customer. The Company has elected the fair value option for all transactions because the Company monitors financial performance associated with these transactions on a fair value basis. Increases in security prices may cause the fair value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities or provide additional cash collateral, we may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy our obligations. The Company mitigates this risk by monitoring the fair value of securities loaned and requiring additional cash as collateral when necessary. In addition, most of our securities lending transactions are through a program with a clearing organization, which guarantees the return of securities to us.

Securities borrowed transactions require the Company to deposit cash, securities, letters of credit, or other collateral with the lender. With respect to securities loaned, it is the policy of the Company to receive collateral in the form of cash, securities or other collateral in an amount equal to or in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as appropriate.

When we lend securities to third parties, the borrower provides cash as collateral. We earn interest revenue on cash collateral deposited by borrowers, and we can also earn additional revenue for lending certain securities based on demand for those securities. For our securities loaned, portions of such revenues are paid to participating users, and those payments are recorded as interest expense.

Resale and Repurchase Agreements

Resale and repurchase agreements are accounted for as collateralized financing transactions with a receivable or payable recorded at their contractual amounts. The Company's resale agreements are typically collateralized by U.S. corporate securities and U.S. corporate bonds. These repurchase agreements are collateralized by investment securities with a fair value equal to or in excess of the secured borrowing liability. Decreases in security prices posted as collateral for repurchase agreements may require the Company to transfer cash or additional securities. To mitigate this risk, the Company monitors the fair value of underlying securities pledged as collateral compared to the related liability.

Investments in Fractional Shares Held by Customers

The Company facilitates end-user customer purchases and sales of equity securities on a notional or fractional basis on a real-time basis through our principal account. When an end-user customer purchases a fractional share, we record the cash received for the user-held fractional share as pledged collateral and an offsetting liability to repurchase the shares as we concluded that we did not meet the criteria for derecognition under the accounting guidance (ASC 860). We have elected the fair value option to measure these financial assets and the corresponding repurchase obligation for investments. The fair value of these investments is determined by quoted prices in active markets. For additional information, see "Note 3 - Investments Measured at Fair Value on a Recurring Basis".

Income Taxes

The Company is not a taxpaying entity for Federal or State income tax purposes. The income or loss of the Company is reported on the Parent's tax returns. Therefore, no provision or liability for income taxes is included in these financial statements. No formal tax sharing agreement exists between the Company and the Parent and the Company has no obligation to fund any liability of the Parent with its earnings. The Company is subject to taxation in local jurisdictions. As of December 31, 2022, the Company's reporting of operations for tax years 2019, 2020, and 2021 are subject to examination by the tax authorities.

In accordance with GAAP, the Company is required to determine whether its tax positions are more likely than not

to be sustained upon examination by the applicable taxing authority based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2022. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal, U.S. state and foreign tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

Allowance for Credit Losses

The Company continually monitors collections and payments from its Partners and maintains an allowance for credit losses. The allowance for credit losses is based on an estimate of the amount of expected credit losses in existing accounts receivable, as determined from a review of aging schedules, past due balances, and other specific account data. Careful analysis of the financial condition of our counterparties is also performed.

The Company also applies the collateral maintenance provision practical expedient for receivables from customers. There is no expectation of credit losses for receivables from customers that are fully secured.

Recently Issued or Adopted Accounting Pronouncements

There are no recently issued accounting pronouncements that would materially impact the Company's statement of financial condition and related disclosures.

2. Concentrations of Business Risk and Credit Risk and Uncertainties

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances which at times may be in excess of amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). It is the Company's policy to review, as necessary, the credit standing of its counterparties.

The Company's security transactions are cleared by the Clearing Brokers pursuant to their respective clearing agreement. The Company is subject to credit risk to the extent its Clearing Brokers are unable to fulfill contractual obligations on its behalf. The Company bears the risk of financial failure by its Clearing Brokers. Notwithstanding the foregoing, the Clearing Brokers as well as the Company, are members of the Securities Investor Protection Corporation ("SIPC"). SIPC protects the accounts of customers up to $500,000 for securities and cash (including a $250,000 limit for cash only).

As of December 31, 2022, the Company had a cash balance of $127,603,005 of which $126,103,005 was in excess of the FDIC limit of $250,000.

As of December 31, 2022, two investment advisors and four correspondent broker-dealers represented approximately 34% of receivables from brokers, dealers, non-brokers.

3. Investments Measured at Fair Value on a Recurring Basis

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value which provides a framework for measuring fair value clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting

standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table represents the Company’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2022:

	Level 1	Level 2	Level 3	Total
Assets:				
Investments in fractional shares held by customers	$ 294,410,009	$ -	$ -	$ 294,410,009
Securities purchased under resale agreement	216,228,527	-	-	216,228,527
Cash collateral received	4,181,355	-	-	4,181,355
Securities borrowed	929,681	-	-	929,681
Securities owned, at fair value	455,333	-	-	455,333
	$ 516,204,905	$ -	$ -	$ 516,204,905
Liabilities:				
Repurchase obligation for investments held by customers	$ 294,410,009	$ -	$ -	$ 294,410,009
Securities sold under resale agreements	216,228,527	-	-	216,228,527
Obligations to return cash collateral	4,181,355	-	-	4,181,355
	$ 514,819,891	$ -	$ -	$ 514,819,891

Securities owned and securities sold, not yet purchased, are valued at the last sales price on the date of determination or, if no sales occurred on such day, at the closing bid price if held long and the last closing asked price if held short. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price. Other assets and securities for which market quotations are not readily available are valued at fair value as determined by or under the direction of the Company in accordance with US GAAP.

4. Regulatory Requirements

The Company is subject to the SEC’s Uniform Net Capital Rule (Rule 15c3-1(a)(1)(ii). It computes its net capital under the alternative method, which requires the Company to maintain a minimum net capital of the greater of 2% of aggregate debit items or $250,000 minimum net capital. At December 31, 2022, the Company has net capital of $139,542,469 which was $139,292,469 in excess of its required net capital of $250,000.

The Company is subject to Rule15c3-3 of the SEC which requires segregation of funds in a special reserve account for the exclusive benefit of customers as well as segregation of funds in a reserve account for the benefit of brokers and dealers (Rule 15c3-3). At December 31, 2022, the Company had segregated cash of $15,000,000 which was $5,041,616 in excess of the deposit requirement of $9,958,384. Further, the Company had segregated cash for the benefit of brokers and dealers of $6,297,185 which was $1,000,000 in excess of the deposit requirement of $5,297,185.

The Company maintains control of all fully paid customer securities by holding them in a special omnibus account at the Clearing Brokers. The Company has instructed the Clearing Brokers to maintain physical possession or control of all customer securities carried in the account free of any charge, lien or claim of any kind in favor of the

Company or any persons claiming affiliation with the Company. The value of such assets is not included on the Company's Statement of Financial Condition.

5. Related Party Transactions

The Company has seven agreements with related parties in place. All the seven are with affiliates under common control with the Company. DriveWealth Technologies, LLC, ("Technologies"), DriveDigital LLC ("Digital") and DriveWealth Institutional, LLC ("Institutional"), DriveLoyalty, LLC ("DriveLoyalty"), Liquidity Solutions Global Ltd. ("LSG"), DriveLiquidity, LLC ("Liquidity"), and the Company's parent, DriveWealth Holdings, Inc. ("Holdings" or the "Parent").

Under a Service Level Agreement, the Company pays Technologies a monthly lease fee for the trading platform and app equal to $0.50 for each new live investing account opened by customers on the app during the month. In addition, the Company pays Technologies an on-going maintenance support fee of $0.20/month for each live investing account at the end of the preceding month. In addition, the Company supported Technologies operations by funding business activities, and such costs are charged to Technologies. As of December 31, 2022, the net receivable under this arrangement is $490,939 and is included in receivable from affiliates on the Statement of Financial Condition.

Under an Expense Sharing Agreement, Holdings incurs certain expenses (such as office facilities, supplies, travel and entertainment, and other general overhead costs) on behalf of its wholly-owned subsidiaries. Such costs are charged back to its subsidiaries either on a specific identification basis or on a percentage basis in cases where specific identification is not feasible. As of December 31, 2022, the net payable under this arrangement is $155,652 and is included in payables to affiliates on the Statement of Financial Condition.

Under an Execution Services Agreement, the Company receives payment for order flow from Institutional for routing customer orders to be executed. As of December 31, 2022, the receivable under this arrangement from is $3,761,758 and is included in receivable from affiliates on the Statement of Financial Condition.

The Company has other expense sharing agreements with Digital, DriveLoyalty, LSG, and DriveLiquidity. The Company performs and provides certain functions to support their business activities. The aggregated receivable for these arrangements is $55,361 and is included in receivable from affiliates on the Statement of Financial Condition.

6. Collateralized Agreements

The resale agreements and repurchase agreements are collateralized by U.S. corporate securities and U.S. corporate bonds. The majority of the securities obtained by the Company under resale agreements have been either pledged or otherwise transferred to others in connection with the Company's financing activities. The Company primarily receives cash as collateral for the securities loaned to other broker-dealers. In the table below, the cash collateral we hold related to loaned securities is presented in "collateral" and the fair value of securities lent is presented in "gross assets/liabilities". Similarly, we provide cash collateral for securities borrowed from third parties or fully-paid securities from customers. In the table below, the amount of the cash collateral is presented in "securities borrowed" and the fair value of the securities received is presented in "collateral".

Securities lending transactions are subject to enforceable master netting arrangements with other broker-dealers; however, we do not net securities borrowing and lending transactions. Therefore, activity related to securities borrowing and lending activities are presented gross in our Statement of Financial Condition.

	Gross Assets/Liabilities	Gross Amounts Offset in the Balance Sheet	Net Amounts Presented in the Balance Sheet	Gross Amounts Not Offset in the Balance Sheets		
				Counterparty Offsetting	Collateral	Net Amount
Assets:						
Securities purchased under resale agreements	$ 216,228,527	$ -	$ 216,228,527	$ -	$ (216,228,527)	$ -
Cash collateral received	4,181,355	-	4,181,355	-	(4,181,355)	-
Securities borrowed	929,681	-	929,681	-	(929,681)	-
Total	221,339,563	-	221,339,563	-	(221,339,563)	-
Liabilities:						
Securities sold under resale agreements	216,228,527	-	216,228,527	-	(216,228,527)	-
Obligations to return cash collateral	4,181,355	-	4,181,355	-	(4,181,355)	-
Obligations to return collateral	1,277,600	-	1,277,600	-	(929,681)	347,919
Total	221,687,482	-	221,687,482	-	(221,339,563)	347,919

The following table presents gross obligations for securities loaned transactions by remaining contractual maturity and class of collateral pledged at December 31, 2022.

	Remaining Contractual Maturity				
	Overnight and Continuous	**Up to 30 days**	**31 - 90 days**	**Greater than 90 days**	**Total**
Securities sold under resale agreements					
Equities	$ 205,281,090	$ -	$ -	$ -	$ 205,281,090
Bonds	10,947,437	-	-	-	10,947,437
Obligations to return cash collateral					-
Equities	4,181,355	-	-	-	4,181,355
Obligations to return collateral					-
Equities	1,277,600	-	-	-	1,277,600
Total	$ 221,687,482	$ -	$ -	$ -	$ 221,687,482

7. Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Receivables from and payables to clearing organizations includes amounts for securities not delivered by the Company ("fails to deliver") and amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"), respectively. Amounts receivable from brokers and dealers represent clearing fees due to the Company, while amounts payable to broker-dealers and advisors represent clearing deposits held in a PAB Reserve account. There were no expected credit losses as of December 31, 2022.

8. Receivable from and Payable to Customers

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. There were no expected credit losses as of December 31, 2022.

9. Receivable from Non-Brokers and Others

Receivable from non-brokers includes amounts for clearing, execution, and other fees due to the Company, net of allowance for credit losses. As of December 31, 2022, the Company maintained an allowance for credit losses of $1.22 million. Receivable from others includes amounts for interest receivables from banks and incoming ACH transfer in transit.

10. Deferred Compensation Plan

The Company maintains a 401(k) deferred compensation plan which covers substantially all full-time employees. Participants are permitted to contribute a portion of their gross earnings into the plan. Employer contributions are made on a discretionary basis.

11. Financing Activities and Off-Balance Sheet Credit Risk

In October 2021, the Company entered into a $30 million committed and unsecured revolving line of credit with BMO Harris Bank N.A. ("the Bank"). In May 2022, the Company amended the agreement with the Bank and increased the unsecured line of credit to $100 million with a maturity date of September 29, 2023. Loans under the unsecured revolving line of credit bear interest at a rate per annum equal to the Overnight Base rate plus 1.50% per annum. The line also bears a commitment fee of 0.20% upfront and 0.25% per annum (computed on a 360 day year basis) fee on the average daily unused portion of the Commitment payable quarterly in arrears. To date, the Company has not drawn down any portion of said unsecured line.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities. These activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The Company is therefore exposed to risk of loss on these transactions in the event of a contra party being unable to meet the terms of their contracts, which may require the Company to purchase or sell financial instruments at prevailing market prices. The Company maintains deposits of $25,084,286 with DTC/NSCC and OCC, as well as $1,294,138 with other Clearing Brokers to mitigate such losses. As of December 31, 2022, customer margin debits in the amount of $452,012 were directly financed by the Company.

12. Subsequent Events

In accordance with US GAAP, events subsequent to the balance sheet date have been evaluated for disclosure in the accompanying financial statements through May 31, 2023, the date the statement of financial condition were issued.

In May 2023, the Company initiated arbitration against a partner for unpaid bills that represents the amounts due DriveWealth through the partner's transition to a new clearing firm.